BRIGHT MINDS BIOSCIENCES CLOSES US$35 MILLION NON-BROKERED PRIVATE PLACEMENT

Vancouver, British Columbia, November 4, 2024 - Bright Minds Biosciences Inc. (CSE: DRUG) (NASDAQ: DRUG) ("Bright Minds" or the "Company") announces that further to its news release of October 18, 2024, the Company has closed a non-brokered private placement of 1,612,902 common shares in the capital of the Company ("Shares") at a price of USD$21.70 per Share for aggregate gross proceeds of USD$35,000,000 (the "Offering").

The Company is pleased to announce that the Offering included participation from Cormorant Asset Management, RA Capital Management, Perceptive Advisors, Janus Henderson Investors, Vivo Capital, Acuta Capital Partners, Schonfeld Strategic Advisors, and other healthcare investors. The Company intends to use the aggregate gross proceeds from the Offering for research and development related to its drug development programs, and general working capital.

Additionally, the Offering included participation from certain insiders of the Company, including Jeremy Fryzuk, a director of the Company, and Cormorant Asset Management, a holder of more than 10% of the Company's issued and outstanding securities, (together, the "Insiders"). The Insiders subscribed for an aggregate of 188,940 Sharers for aggregate gross proceeds of USD$4,099,998. The issuance of Shares to the Insiders constitutes a "related party transaction" as defined in Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions ("MI 61-101"). The Company is relying on the exemption from the valuation requirement and minority approval pursuant to subsection 5.5(a) and 5.7(a) of MI 61-101, respectively, for the issuance of Shares, as the Shares do not represent more than 25% of the Company's market capitalization, as determined in accordance with MI 61-101.

All securities issued in connection with the Offering are subject to a statutory hold period of four months and one day following the date of issuance in accordance with applicable Canadian securities laws. No finder's fees were paid in connection with the Offering.

The Shares have not been registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, the Shares of the Company may not be offered or sold in the United States or to, or for the account or benefit of, "U.S. persons" (as defined in Regulation S under the U.S. Securities Act) absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Any Shares offered and sold in the United States shall be issued as "restricted securities" as defined in Rule 144(a)(3) under the U.S. Securities Act. This press release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of the Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Company intends to use its reasonable commercial efforts to file a registration statement with the Securities and Exchange Commission after closing to register the Shares for resale under the U.S. Securities Act.

About Bright Minds

Bright Minds Biosciences is a biotechnology company developing innovative treatments for patients with neurological and psychiatric disorders. Our pipeline includes novel compounds targeting key receptors in the brain to address conditions with high unmet medical need, including epilepsy, depression, and other CNS disorders. Bright Minds is focused on delivering breakthrough therapies that can transform patients' lives. Bright Minds Biosciences has developed a unique platform of highly selective serotonergic agonists exhibiting selectivity at different serotonergic receptors. This has provided a rich portfolio of NCE programs within neurology and psychiatry.

Company Contact:

Alex Vasilkevich

Chief Operating Officer

Bright Minds Biosciences Inc.

T: (414)7316422

E: alex@brightmindsbio.com

www.brightmindsbio.com

Investor Relations:
Lisa Wilson

T: 917-543-9932
E: lwilson@insitecony.com

The Canadian Securities Exchange has neither approved nor disapproved the information contained herein and does not accept responsibility for the adequacy or accuracy of this news release.

This news release contains "forward-looking information". Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include the use of proceeds for the Offering.  A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the forward-looking information in this news release. These factors include the company's financial position and operational runway, regulatory risk to operating in the pharmaceutical industry, and inaccuracies related to the assumption made by management relating to general availability of resources required to operate the studies noted in this news release. Additional risk factors can also be found in the Company's public filings under the Company's SEDAR+ profile at www.sedarplus.ca. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances, management's estimates or opinions should change, except as required by securities legislation. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.